                                                                     EXHIBIT 4.7


                              EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement") is made and entered into this 29th day of October, 1997, by and between DSC Marketing Services, Inc. (the "Company"), a Delaware corporation and a wholly owned subsidiary of DSC Communications Corporation, a Delaware corporation ("DSC"), and Thomas R. Berger ("Employee").

                                    RECITALS


WHEREAS, the Company desires to employ Employee and Employee desires to accept such employment, on the terms and conditions of this Agreement;

NOW, THEREFORE, for and in consideration of the foregoing premises, the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                   ARTICLE 1
                          EMPLOYMENT, TERM, AND DUTIES

1.1 Employment. Subject to the terms of this Agreement, the Company hereby employs Employee and Employee hereby accepts employment.

1.2 Term. The employment term (the "Employment Term") shall commence on the Closing Date, as that term is defined in the Agreement and Plan of Merger among DSC, CI Acquisition Company, a Delaware corporation and a wholly owned subsidiary of DSC, and CELCORE, Inc., a Delaware corporation ("CELCORE"), dated as of the date hereof (the "Acquisition Agreement"), and shall be for a term of two (2) years following the last day of the month in which the Closing Date occurs, unless terminated earlier as provided in Section 3.1 hereof or unless mutually extended in writing by both parties within ninety (90) days prior to the expiration of such term.

1.3 Duties. Employee is employed in a managerial capacity by the Company with the title and position of Vice President-Celcore Division and shall have such duties, power, and responsibilities as (i) are customary for an individual with such title and position within the DSC organization and in accordance with DSC policies, practices and procedures; and (ii) may reasonably be assigned to him by the DSC Board of Directors consistent with his position.

1.4 Employee Covenants. Employee agrees to work diligently and with his best efforts to promote the business of the Company. Employee agrees to devote all of his business time, skill and attention to the performance of Employee's duties hereunder and to the business interests of the Company.


                                   ARTICLE 2
                                  COMPENSATION


2.1 Compensation. For all services which Employee will render in any capacity pursuant to this Agreement during the Employment Term, the Company agrees to pay Employee (or cause to be paid to Employee), in equal bi-weekly installments, a bi-weekly salary in the amount of eight thousand seven hundred and thirteen and 47/100 Dollars ($8,713.47).

2.2 Cash Bonus. Subject to Article 3 hereof, during the Employment Term, a cash bonus award payable to the Employee in the amount of $350,000 is payable in two installments as follows: $100,000 on the Closing Date and $250,000 on the second anniversary of the Closing Date (the second such installment is referred to herein as the "Final Retention Award Payment".

2.3 The Celcore Option. Reference is made to (i) those certain Stock Option Agreements under 1995 Stock Option Plan (the "1995 Plan"), dated as of March 1, 1995, July 15, 1995, June 6, 1996 and September 15, 1996 by and between CELCORE and the Employee (as amended, the "1995 Option Agreement"), and
(ii) that certain Stock Incentive





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Agreement under 1996 Stock Incentive Plan, dated as of December 24, 1996 by and between CELCORE and the Employee (as amended, the "1996 Option Agreement"), each of which was amended by that certain Amendment to Stock Option Agreement under 1995 Stock Option Plan dated January 30, 1997 and by that certain Amendment to Stock Option Agreement under 1995 Stock Option Plan dated as of the date hereof (the 1995 Option Agreement and the 1996 Option Agreement are collectively referred to herein as the "Option Agreement"). Capitalized terms used in this Section 2.3 and not otherwise defined in this Agreement shall have the same meaning as used in the Option Agreement.

Except as provided in Section 2.7 hereof, Employee agrees that portion of the options subject to the Option Agreement that has not yet vested under the terms of the Option Agreement immediately prior to the Effective Time (as defined in the Acquisition Agreement) is hereby forfeited, terminated and canceled (the "Canceled Option"). For purposes of determining the Canceled Option, Employee agrees that the options subject to the Option Agreement shall be deemed forfeited, terminated and canceled in the inverse order from date of grant of such options. In consideration thereof, on the date of the Effective Time, DSC shall execute and deliver to Employee a promissory note (the "Note") in the form attached hereto as Exhibit A. The principal balance of the Note shall be determined by (1) in respect of each Canceled Option, calculating the product of (i) the difference of (A) the Average Trading Price (as defined in the Acquisition Agreement), minus (B) the quotient of the exercise price of such Canceled Option, divided by the Exchange Ratio (as defined in the Acquisition Agreement), times (ii) the number of shares covered by such Canceled Option, times (iii) the Exchange Ratio, and (2) aggregating the total of all amounts computed for each Canceled Option in clause (1) above. The principal balance of the Note shall be payable in two equal installments on the first and second anniversary of the Effective Time, each of which shall be an amount equal to one-half of the aggregate original principal balance of the Note. Payment of any principal installment due under the Note shall otherwise be on such conditions and at such times as provided in the Note.

Employee agrees that the terms of the Acquisition Agreement and this Agreement shall not give rise to an event of Constructive Discharge for purposes of the Option Agreement (without regard to the amendment of such Option Agreement dated the date hereof). Except as otherwise provided in this Agreement and the amendment to the Option Agreement dated the date hereof, options subject to the Option Agreement shall continue to be governed by the terms thereof.

2.4 Benefits. Commencing January 1, 1998, during the Employment Term, the Employee shall be entitled to participate in employee benefit plans or arrangements made generally available by DSC or its affiliates to its executives at a similar level within the DSC organization subject to and on a basis consistent with the terms, conditions and overall administration of such plan or arrangement as from time to time in effect. Prior to January 1, 1998, the Employee shall be entitled to participate in employee benefit plans or arrangements of CELCORE in existence on the Closing Date.

2.5 Increases in Compensation. Nothing in this Agreement shall prevent the Company, at its option, from increasing prospectively or retroactively any compensation or other benefits payable to Employee. Any such increase which is approved by the Company shall be effective without necessity of any additional written instrument.

2.6 Bonus. During the Employment Term and beginning with January 1, 1998, Employee will be entitled to participate in DSC's Annual Incentive Compensation Plan. Currently, for aforementioned position, the annual incentive award target is forty percent (40%). Qualification for and receipt of such annual incentive award is subject to the terms and conditions of the plan. In respect of periods prior to January 1, 1998, Employee will be entitled to continue to participate in CELCORE's existing cash bonus plan on the same terms and conditions of such plan as it exists on the date hereof.

2.7 Stock Options. (a) During the Employment Term, Employee is entitled to participate in the DSC Communications Corporation 1993 Employee Stock Option and Securities Award Plan (the "DSC Plan") and any awards will be governed by the provisions of the DSC Plan. Employee will be awarded a non-qualified stock option to purchase 40,000 shares of the common stock of DSC, the vesting of which option will be 50% per year at the end of the second and third years from the award date. The award date, subject to the terms and conditions of the DSC Plan, will be the date of the next meeting of the Compensation Committee of the DSC Board of Directors. The price of said option will be determined by the NASDAQ closing market price as published by the Southwest Edition of the Wall Street Journal on the award date.





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(b) Employee shall be deemed to have been granted at the Effective Time an option (the "Retainage Option") pursuant to the 1995 Plan to purchase that number of shares of common stock of DSC equal to the product of the number of shares of common stock of CELCORE covered by the Canceled Option multiplied by the Exchange Ratio. The Retainage Option shall be evidenced by an option agreement, which option agreement shall comply with and be subject to the terms of the 1995 Plan and, except as provided in this paragraph below, shall be under the same terms and conditions of the 1995 Option Agreement. The Retainage Option shall be granted at an exercise price equal to the closing sale price of DSC common stock on the NASDAQ National Market on the date of grant. On each of the first and second anniversary date of the date of grant of the Retainage Option, one-half of the shares of common stock of DSC covered by the Retainage Option shall be exercisable. All other provisions of the Retainage Option shall be subject to the terms and conditions of the 1995 Plan.

2.8 Expense Reimbursement. During the Employment Term, Employee is authorized to incur reasonable business expenses in promoting the legitimate business of the Company, including expenditures for entertainment and travel, provided that such expenses are incurred in accordance with DSC's Corporate Travel and Entertainment Policy. The Company shall reimburse Employee from time to time for all such reasonable expenses incurred during the Employment Term by Employee in accordance with such policy.

2.9 Deduction and Withholding. All compensation and other benefits payable to or on behalf of the Employee pursuant to this Agreement shall be subject to such deductions and withholding as may be agreed to by the Employee or required by applicable law.

2.10 Limitation on Certain Payments. Notwithstanding any other provision of this Agreement:

         (a) In the event the Company (or its successor) determines, based upon the advice of the independent public accountants for the Company, that part or all of the consideration, compensation or benefits to be paid to Employee under this Agreement constitute "parachute payments" under Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (the "Parachute Amount"), then, the amounts constituting "parachute payments" which would otherwise be payable to or for the benefit of Employee shall be reduced to the extent necessary so that the Parachute Amount is equal to 2.99 times the Employee's "base amount," as defined in Section 280G(b)(3) of the Code (the "Reduced Amount"), provided that such amounts shall not be so reduced if the Employee determines, based upon the advice of an independent nationally recognized public accounting firm (which may, but need not be the independent public accountants of the Company), that without such reduction Employee would be entitled to receive and retain, on a net after tax basis (including, without limitation, any excise taxes payable under Section 4999 of the Code), an amount which is greater than the amount, on a net after tax basis, that the Employee would be entitled to retain upon his receipt of the Reduced Amount.

         (b) If the determination made pursuant to Section 2.10(a) results in a reduction of the payments that would otherwise be paid to Employee except for the application of Section 2.10(a), Employee may then elect, in his sole discretion, which and how much of any particular entitlement shall be eliminated or reduced and shall advise the Company in writing of his election within ten days of the determination of the reduction in payments. If no such election is made by Employee within such ten-day period, the Company may elect which and how much of any entitlement shall be eliminated or reduced and shall notify Employee promptly of such election. Within ten days following such determination and the elections hereunder, the Company shall pay to or distribute to or for the benefit of Employee such amounts as are then due to Employee under this Agreement and shall promptly pay to or distribute to or for the benefit of Employee in the future such amounts as become due to Employee under this Agreement.

         (c) As a result of the uncertainty in the application of Section 280G of the Code at the time of a determination hereunder, it is possible that payments will be made by the Company which should not have been made under
Section 2.10(a) ("Overpayment") or that additional payments which are not made by the Company pursuant to Section 2.10(a) should have been made ("Underpayment"). In the event that there is a final determination by the Internal Revenue Service, or a final determination by a court of competent jurisdiction, that an Overpayment has been made, any such Overpayment shall be treated for all purposes as a loan to Employee which Employee shall repay to the Company together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code. In the event that there is a final determination by the Internal Revenue Service, a final determination by a court of competent jurisdiction or a change in the provisions of the Code or regulations pursuant to which an Underpayment arises under this Agreement,





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any such Underpayment shall be promptly paid by the Company to or for the benefit of Employee, together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code.


                                   ARTICLE 3
                           TERMINATION AND SEVERANCE

3.1 Termination. The Company or the Employee may terminate the Employee's employment hereunder at anytime (a) upon thirty days written notice, (b) if Employee suffers any disability or incapacity if such so impairs Employee's mental or physical health that it prevents him from performing the essential functions of his job with or without a reasonable accommodation for a period of six consecutive months, or (c) if the Employee dies. A termination of this Agreement under clauses (b) or (c) shall be referred to as a termination from "Death or Disability."

3.2      Termination Without "Cause," for "Good Reason" or for "Death or
Disability".
(a) Except as provided in Section 3.2(c), in the event the Employee's employment is terminated by the Company without "Cause" or by the Employee for "Good Reason," (i) the Company shall continue to pay to the Employee base salary for a period of 6 months; and (ii) the Employee shall be entitled to 6 months of continued coverage under the health and welfare benefit plans in which Employee was eligible to participate immediately prior to the date of termination on the same basis as such benefits were made available immediately prior to the date of termination.

(b) Except as provided in Section 3.2(c), in the event the Employee's employment is terminated by the Company without "Cause" or by the Employee for "Good Reason," on or before the beginning of the pay cycle immediately following the termination of employment, the Company shall pay a lump sum amount in cash in an amount equal to the Pro-rata Retention Award.

(c) In the event the Employee's employment is terminated by the Company as a result of Death or Disability, the Employee or his estate shall be (i) eligible for such benefits as may be provided under benefit plans in which Employee is participating at the time of his Death or Disability and such other benefits as DSC may generally provide to other employees at the same level within DSC's organizational structure under DSC's then current practices, policies and procedures and (ii) paid the Pro-rata Retention Award.

3.3 Termination for Cause; without Good Reason. In the event the Employee's employment is terminated by the Company for Cause or by the Employee without Good Reason, the Employee shall be entitled to receive any earned, but unpaid, salary under Section 2.1, any bonuses under Section 2.6 earned in prior years but not paid prior to the termination and any bonus under Section 2.2 earned in prior years but not paid prior to termination (it being understood and agreed that the Employee shall not be entitled to receive the Final Retention Award Payment unless the Employee is employed by the Company on the second anniversary of the Closing Date).

3.4 Definitions. For purposes of this Agreement, the following definitions shall apply:

(a) "Cause" shall mean the (i) willful and continued failure of the Employee to substantially perform any of his material duties hereunder or a breach by the Employee of the Noncompetition Agreement, which is not cured within 30 days following written notice thereof; (ii) if Employee commits any fraud, misappropriation, embezzlement, or similar act, whether or not a punishable criminal offense, or willfully engages in any conduct that is materially injurious to the Company; (iii) if Employee is convicted of or enters a plea of nolo contendere to a charge of any felony; (iv) if Employee breaches any material provision of this Agreement, the Employee Patent, Copyright and Proprietary Information Agreement, or any similar agreement with the Company to which Employee is a party; (v) Employee fails to comply with any oral or written direction of the DSC Board of Directors; or (vi) Employee breaches any of the Company's Standards of Business Ethics or any of the Company's other policies, practices and procedures; provided, upon the occurrence of an event described in clauses (v) or (vi), the Company shall provide the Employee with written notice of such event and the Employee will have thirty (30) days to cure such failure or breach unless such failure or breach is not capable of being cured during such thirty day period or such failure or breach is materially injurious to the Company.

(b) "Good Reason" shall mean (i) a material modification to any of the Employee's responsibilities, position or the scope of those responsibilities that are inconsistent with the responsibilities normally assigned to someone having a similar title; (ii) a change of the office to which the Employee is assigned as of the date hereof if the new office is located outside of





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a 50-mile radius from the existing office; provided, however, that no resignation shall be considered a resignation due to Good Reason if the condition is cured within thirty (30) days by the Company after the date that the Employee provides the Board of Directors of the Company with written notice describing in sufficient detail the Employee's belief that such an event has occurred and defers resigning until the expiration of the cure period; or (iii) a material breach of the terms of this Agreement by the Company and such breach is not cured by the Company within thirty (30) days after the Employee provides written notice to the Board of Directors of the Company of such breach.

(c) "Pro-rata Retention Award" shall mean the amount determined by multiplying the Employee's Final Retention Award Payment by a fraction, the numerator of which is the number of days elapsed from the Closing Date to the date of termination and the denominator of which is 730.

3.5 Accrued Benefits. Notwithstanding anything contained in this Article 3 to the contrary, upon termination of the Employee's employment with the Company, the Employee shall be entitled to receive all benefits due to the Employee in accordance with the terms and conditions of the plans and programs of DSC and its affiliates (excluding any other provision relating to severance).

                                   ARTICLE 4
                            NONCOMPETITION AGREEMENT

4.1 Noncompetition Agreement. In order to protect the goodwill and business interests of the Company, Employee shall sign and be bound by the terms of the Company's Employee Patent, Copyright & Proprietary Information Agreement attached hereto as Exhibit B (the "Noncompetition Agreement").

                                   ARTICLE 5
                                 MISCELLANEOUS

5.1 Notice. Any notice to be given hereunder by either party to the other shall be in writing and may be effected by personal delivery in writing or certified mail, return receipt requested. Notice to Employee shall be sufficient if made or addressed to Employee's personal residence address as reflected in the records of the Company, and notice to the Company shall be sufficient if made or addressed to the Company's principal office in Plano, Texas. Each party may change the address to which notices shall be sent by giving notice of such change in accordance with the provisions of this section.

5.2 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without regard to the rules of conflicts of law thereof.

5.3 Construction. Except where the context requires otherwise, words in the singular shall include the plural. The failure to capitalize or the erroneous capitalization in any provision of this Agreement of any word or term shall not affect the definition of such word.

5.4 Headings. The captions used herein have been inserted for administrative convenience only and are not to be construed in interpreting this Agreement.

5.5 Severability. If any provision of this Agreement shall be declared illegal, unenforceable, ineffective or void, the remainder of the Agreement shall not be affected thereby and shall remain in full force and effect.

5.6 Waiver. No term or condition of this Agreement shall be deemed to have been waived nor shall there be any estoppel to enforce any of the terms or provisions of this Agreement except by written instrument of the party charged with such waiver or estoppel. Further, it is agreed that no waiver at any time of any of the terms or provisions of this Agreement shall be construed as a waiver of any of the other terms or provisions of this Agreement and a waiver at any time of any of the terms or provisions of this Agreement shall not be construed as a waiver of the same terms or provisions at any subsequent time. No amendment or modification of this Agreement shall be deemed effective unless and until executed in writing by all of the parties hereto.

5.7 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the Employee, if he is the prevailing party, shall be entitled to reimbursement by the Company of reasonable





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attorneys' fees, costs and necessary disbursements incurred in connection with such action in addition to any other relief to which such party may be entitled.

5.8 Assignment. This Agreement may be assigned by the Company without the consent of Employee. Employee's rights hereunder shall be nonassignable and his duties hereunder shall be non-delegable.

5.9 Advances. Should this Agreement or Employee's employment hereunder terminate with Employee having been advanced moneys or property by the Company, whether by draw or otherwise, such advances shall immediately become due and payable at the time of termination, and the Company shall be entitled to offset any moneys due and owing to Employee against such advances or indebtedness.

5.10 Entire Agreement. This Agreement, together with the Option Agreement described in Section 2.3 above, the Noncompetition Agreement described in
Section 4.1 above and DSC's Special Celcore Incentive Plan, contains the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior written or oral agreement with respect to such subject matter. This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

5.11 Counterparts. This Agreement may be executed in two or more counterparts, any one of which need contain the signature of only one party but all of which together shall constitute one and the same instrument.

5.12 Survival. The rights and obligations of the parties shall survive the Employment Term to the extent that any performance is required under this Agreement after the expiration or termination of such term.

5.13 No Mitigation; Offset on Severance. The Employee shall have no obligation to mitigate the amount of any severance or other payments due under the terms of this Agreement in the event of his termination of employment with the Company. However, in the event the Employee becomes entitled to the severance benefits and payments provided under the terms of Section 3.2(a) hereof and commences new employment within six months of his termination of employment with the Company, the Company shall be relieved of its obligation to pay or provide the remainder of severance payments and benefits due under
Section 3.2(a) hereof as of the date the Employee commences such new employment. No other amounts due under the terms of this Agreement or any other plan, program, or arrangement with the Company shall be subject to the offset right provided in the immediately preceding sentence.

5.14 Parachute Shareholder Approval. The effectiveness of this Agreement is contingent upon, and this Agreement shall only become effective following, the written approval of the terms of this Agreement by the holders of record of stock of CELCORE representing more than seventy-five percent (75%) of the voting power of all outstanding stock of CELCORE as of immediately prior to the Effective Time (determined without regard to any stock actually or constructively owned by the Employee, by persons related to the Employee, and by any other employees and independent contractors of CELCORE who will be deemed to have received compensation in connection with the merger contemplated by the Acquisition Agreement which, absent satisfying certain stockholder approval requirements, would constitute "parachute payments" for purposes of
Section 280G of the Internal Revenue Code of 1986).

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.
                                 DSC MARKETING SERVICES, INC.


                                 By: /s/ George B. Brunt
                                     -----------------------------------------
                                           GEORGE B. BRUNT
                                           Vice President


                                By:  /s/ Thomas R. Berger
                                     -----------------------------------------
                                           THOMAS R. BERGER, Employee





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